July 2017 Initial Public Offering Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-219018 Dated July 18, 2017

Offering Disclosure This presentation has been prepared by RBB Bancorp (“RBB” or the “Company") solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of RBB and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this presentation and other information provided by or on behalf of RBB. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of RBB by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of RBB after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable. RBB cannot guarantee the accuracy of such information, however, and has not independently verified such information. From time to time, RBB may make forward-looking statements that reflect the Company’s views with respect to, among other things, future events and financial performance. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about RBB’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond RB’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those risks described under the heading “Risk Factors” in the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward-looking statements. Unless otherwise required by law, RBB also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this presentation. This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of certain non-GAAP financial measures are provided in this presentation. RBB has filed a registration statement (including a prospectus), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about RBB and the offering. You may get these documents for free by visiting Edgar on the SEC web site at www.sec.gov. Alternatively, RBB, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com, or Keefe, Bruyette & Woods, Inc. at toll-free 1-800-966-1559 or by emailing kbwsyndicatedesk@kbw.com, or Stephens Inc. at toll-free 1-800-643-9691 or by emailing prospectus@stephens.com or FIG Partners, LLC at toll-free 1-866-344-2657 or by emailing ggersack@figpartners.

Offering Summary Issuer Ticker Symbol / Exchange Overallotment Shares Offered Structure Lock-Up Use of Proceeds Filing Range Book-Running Managers RBB Bancorp RBB / NASDAQ Global Select 3,000,000 70% Primary / 30% Secondary $22.00 - $24.00 per share 15% (100% Primary) 180 Days Sandler O’Neill + Partners, L.P. Keefe, Bruyette & Woods, Inc., A Stifel Company Stephens Inc. Contribute $25 million to the Bank, and the remainder for general corporate purposes Co-Manager FIG Partners, LLC Aggregate Offering Amount¹ Pro Forma Shares Outstanding $69 million 14,935,559 Based on the midpoint of the pricing range of $23.00 and including both primary and secondary shares totaling 3,000,000; excludes any overallotment option

Experienced Leadership Team Average 31 years of bank management experience in finance, lending, credit, risk, strategy and branch operations Name / Title Experience Background Yee Phong (Alan) Thian President & Chief Executive Officer 35 years Chairman, President and Chief Executive Officer (“CEO”) since the Bank began operations in 2008 Appointed to the FDIC community bank advisory committee twice Presently on the CFPB community bank advisory committee Formerly served as Executive Vice President (“EVP”) and Regional Director for United Commercial Bank, as well as President and CEO for both First Continental Bank and American International Bank David Morris Executive Vice President & Chief Financial Officer 31 years (7 years with Alan) Appointed EVP and Chief Financial Officer (“CFO”) of the Bank and Company in 2010 Formerly President and CEO with MetroPacific Bank and EVP, CFO and Chief Operating Officer (“COO”) with San Diego Community Bank Jeffrey Yeh Executive Vice President & Chief Credit Officer 28 years (15 years with Alan) Joined the Bank as an executive officer in 2008 and promoted to EVP and Chief Credit Officer in January 2014 Formerly Finance Director and Business Control Manager for Universal Science Industrial Co, Ltd. and Lending and Investment Manager for Bank of Overseas Chinese I-Ming (Vincent) Liu Executive Vice President & Chief Risk Officer 30 years (22 years with Alan) Joined the Bank as an executive officer in 2008, promoted to COO in January 2011, and promoted to Chief Risk Officer of the Bank in 2011 and of the Company in 2013 Formerly Senior Vice President (“SVP”) and head of southern California branch network for United Commercial Bank Simon Pang Executive Vice President & Chief Strategy Officer 35 years (18 years with Alan) Joined the Bank in 2008 as an executive officer and promoted to Chief Strategy Officer in 2012 Formerly SVP and Commercial and International Banking Manager with United Commercial Bank Larsen Lee Executive Vice President & Director of Residential Mortgage Lending 30 years (3 years with Alan) Joined in 2014 as SVP and Director of Mortgage Lending to start the Bank’s residential mortgage unit, and promoted to EVP in January 2016 Formerly created a wholesale department for Pacific City Bank from 2010 to 2014 Tsu Te Huang Executive Vice President & Branch Administrator 33 years (17 years with Alan) Joined the Bank in 2009, promoted to Branch Administrator in 2012 and EVP in 2016 Formerly Executive Senior President and Branch Assistant Regional Manager for United Commercial Bank Source: Experience: Page 6 in S-1 Background: Pages 143, 145-146 in the S-1

RBB Bancorp – Who We Are Non-GAAP reconciliation in Appendix on page 29 Nonperforming assets include nonaccrual loans, loans past due 90 days or more and still accruing interest, loans modified under troubled debt restructurings, a SBA guaranteed loan as to which RBB received a $3.6 million payment in July 2017 pursuant to a SBA loan guaranty, and other repossessed assets; excludes purchased credit impaired (“PCI”) loans Don’t forget to confirm Appendix page # Source: Overview: Pages 2-4 in the S-1 Highlights: Pages 18-20 in S-1 Established in 2008 and headquartered in Los Angeles, California $1.5 billion asset Chinese-American, business-oriented community bank 13 traditional branches 12 located in Southern California 1 in Nevada Four principal business lines: Commercial Real Estate (“CRE”) Commercial & Industrial (“C&I”) 1-4 Single Family Residential (“SFR”) SBA Lending (“SBA”) Four successful acquisitions completed since 2010 Certified Community Development Financial Institution since mid-February 2016 Overview Financial Highlights For the Three Months Ended March 31, 2017:

High-performing community bank with defined and proven strategy to grow both organically and through acquisitions High level of insider ownership and deposit concentration aligns interest with investors Experienced management team and Board of Directors with demonstrated industry knowledge, regulatory relationships, lending expertise and community involvement Niche markets with concentration on Asian Americans Products structured to address the needs of underserved individuals and businesses within those markets Significant opportunities for future acquisitions across the U.S. Conservative risk profile with focused and diversified lending strategy and asset sensitive balance sheet Sound asset quality from conservative credit culture and strict underwriting standards Asset sensitive balance sheet benefits strongly from rising interest rates Track record of attractive profitability Diversified revenue with four lending products spread across multiple industries, geographies, and demographics Substantial noninterest income growth Existing infrastructure supports bank growth Investment Highlights

September: Acquired July: Acquired January: Established 2011 Our History and Strategy Historical Timeline May: Acquired Received Outstanding Overseas Taiwanese SME Award 2013 Earned Findley Reports’ “Super Premier” status 2015 Opened 2008 Opened SBA banking unit 2010 Raised over $54mm in private offering of common stock 2012 Opened residential mortgage unit 2014 Earned Findley Reports’ “Super Premier” status Strategic Plan Maintain capital at levels that allow for continued growth while staying above regulatory requirements Serve Chinese-American communities, both domestically and abroad Provide commercial banking services to businesses and professionals Stay involved with local communities and businesses through Board, management and employee interaction Offer four main lending products: CRE C&I 1-4 SFR SBA Expand outreach to similar markets across the U.S. Earned Findley Reports’ “Super Premier” status 2017 February: Acquired Named a CDFI 2016 March: Issued $50mm of subordinated notes Earned Findley Reports’ “Super Premier” status Source: Pages 3-4 in the S-1

Our Current Footprint Branches (13) LPO (1) Los Angeles County, California Clark County, Nevada Ventura County, California Arcadia Cerritos Diamond Bar Los Angeles (Downtown) Los Angeles (Westwood) Los Angeles (Silver Lake) Monterey Park Rowland Heights San Gabriel Torrance City of Industry* *Loan Production Office Oxnard Westlake Village Las Vegas

Key Highlights of Our Current Markets: Los Angeles County, CA | Ventura County, CA | Clark County, NV Source: U.S. Census Bureau Los Angeles County, California Part of the Los Angeles-Long Beach-Anaheim, California Metropolitan Statistical Area (“MSA”) Largest MSA in California with over 13 million residents in the MSA; second largest MSA in the United States Greater Los Angeles area ranked as 16th largest economy in the world with an estimated gross domestic product of ~$1 trillion Asian Americans account for 15.1% of the over 10.1 million residents in Los Angeles County as of July 1, 2016 Ventura County, California Smallest county by population and land area in the LA area but encompasses: Deep-water port at Port Hueneme One of the world’s leading wine growing regions 43 miles of coastline Asian Americans account for 6.7% of the 850,536 residents in Ventura County as of July 1, 2016 Clark County, Nevada Part of the Las Vegas-Paradise, Nevada MSA 2016 gross domestic product of ~$118 billion Largest concentration of people in the state Significant tourist destination; over 43 million international and domestic visitors in 2016 Asian Americans account for 10.1% of the over 2.1 million residents in Clark County as of July 1, 2016

Substantial Opportunities for Acquisitions: Chinese-American Banks Across the U.S. Chinese-American bank universe as defined by RBB’s management team Count refers to total number of Chinese-American banks that are headquartered in the indicated MSA Source: SNL Financial, 2010 Census Chinese-American bank universe, including RBB, comprised of 37 banks¹: 3 publicly-traded 30 locally-owned 4 subsidiaries of Taiwanese or Chinese banks Target markets include select Metropolitan Statistic Areas (“MSAs”) that fulfill the following conditions: High concentration of Asian Americans High number of Chinese-American banks² and branches Specific Target Markets Texas, Midwest and East Coast West Coast Chinese-American Bank¹ Locations in the U.S. (as of June 7, 2017) Current RBB branch locations Other Chinese-American bank¹ branches Source: Pages 12-13 in the S-1

Demonstrated Track Record of Balance Sheet and Earnings Growth Non-GAAP reconciliation in Appendix on page 30 Total Assets ($mm) Total Loans ($mm) Total Deposits ($mm) Adjusted Earnings¹ ($mm) 2012 – Q1 2017 CAGR = 25.3% 2012 – Q1 2017 CAGR = 35.9% 2012 – Q1 2017 CAGR = 27.6% 2012 – 2016 CAGR = 64.9% Don’t forget to confirm Appendix page # Source: Pages 18-19 in S-1

Diversified across industry lines and minimal demand for non-mortgage consumer credit $1.2 billion total loans as of March 31, 2017 82% originated vs. 18% acquired Average yield on loans of 5.51% for the first quarter of 2017 Diversified Loan Portfolio Excludes purchased loan discounts and deferred costs and fees Includes construction and land development loans By Collateral Type: By Business Line¹: Loan Portfolio Composition (March 31, 2017) Loan Portfolio Growth: Originated vs. Acquired (Dollars in millions) Source: Bottom chart = page 7 of S-1; Top pie chart = call report; p.10 Bottom pie chart = page 10 and 85 in S-1

Business Line Profile Between $1 million and $25 million annual revenue CRE Lending Real estate loans for owner occupied and non-owner occupied commercial property; includes construction and land development (“C&D”) loans High quality credits Low LTV ratios (policy limit of 75%) Income-producing properties; strong cash-flow characteristics Strong collateral profiles C&I Lending Mix of variable and fixed rate C&I loans Lend to small- and medium-sized¹ manufacturing, wholesale, retail and service businesses Majority are secured by business assets or real estate, but underwritten based on cash flow of the business SBA Lending Designated Preferred Lender Mostly SBA 7(a) variable-rate loans; SBA 504 from time to time Generally sell the 75% guaranteed portion of originated SBA loans SFR Lending Originate mainly non-qualified, alternative documentation SFR mortgage loans to accommodate needs of Asian-American market throughout California and potentially on the east coast and Texas 7-year hybrid adjustable mortgage Offer qualified mortgage program as correspondent to major banking financial institutions Originate both to sell (“HFS”) and hold for investment HFS: primarily first trust deed mortgages on properties in California; generally retain servicing rights when sold Source: Pages 88-89 in S-1

~17.9% fixed rate Decreased primarily from continued pay-off of TomatoBank loans Business Line Profile: CRE Lending | C&D Lending CRE Loans CRE and C&D Portfolio Growth C&D Loans C&D 2012 – Q1 2017 CAGR = 28.4% CRE 2012 – Q1 2017 CAGR = 11.5% (Dollars in millions) First quarter 2017 construction loan originations exceeded loan repayments As of March 31, 2017: $493.4 million $89.9 million Source: Totals/Portfolio Growth: Page 85 in S-1; CRE and C&D comp on page 88 in S-1

Increase in shared national credits, mortgage warehouse lines and purchased receivables Business Line Profile: C&I Lending | SBA Lending Credit Lines include commercial and industrial lines of credit, term loans, mortgage warehouse lines and international trade discounts C&I Loans SBA Loans As of March 31, 2017: $214.5 million $149.9 million C&I and SBA Portfolio Growth (Dollars in millions) C&I 2012 – Q1 2017 CAGR = 21.5% SBA 2012 – Q1 2017 CAGR = 108.4% Unguaranteed SBA Loans: By Location: By Business: Source: Totals: Page 85 in S-1; C&I comp on page 87 in S-1; SBA comp on page 89 in S-1

As of March 31, 2017: No nonperforming loans¹ in the SFR portfolio Average: LTV of 57.6%; FICO score of 747; duration of 4.7 years Current start rate of 4.5%; reprices after 7 years to one-year LIBOR plus 2.75% Business Line Profile: 1-4 Single Family Residential Lending SFR Loans Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings; excludes PCI loans acquired in prior acquisitions Represent loans acquired in the LANB acquisition and mature in 2018 SFR Portfolio Growth (Dollars in millions) SFR 2013 – Q1 2017 CAGR = 43.8% $191.9 million Source: Totals: Page 85 in S-1; Comp on pages 90 and 125 in S-1

CRE Concentration¹ Below Interagency Guidance CRE for the purpose of the CRE concentration ratio measured as total commercial real estate loans less owner-occupied commercial real estate loans plus construction and land development loans; CRE concentration measures this value as a percentage of total risk-based capital (“RBC”) Announced Acquisition of Announced Acquisition of 2012 2014 2015 2016 2017 2013 Source: SNL; Page 90 in S-1 RBB has demonstrated the ability to pursue acquisitions, including targets with significant CRE concentrations, then immediately manage down their CRE concentration post transaction closing Los Angeles National Bank: Acquisition completed May 2013 TomatoBank: Acquisition completed February 2016

Disciplined Credit Culture Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings, as well as a SBA guaranteed loan at March 31, 2017 and December 31, 2016 and 2015 as to which RBB received a $3.6 million payment in July 2017 pursuant to a SBA loan guaranty; nonperforming loans exclude PCI loans acquired in prior acquisitions Nonperforming assets include nonperforming loans (as defined in footnote 1 above) and other repossessed assets Nonperforming Loans¹ / Total Loans Nonperforming Assets² / Total Assets Allowance for Loan Losses / Total Loans Net Charge-Offs / Average Loans Source: Page 18 in S-1

Deposit Portfolio as of March 31, 2017 Growth across all deposit categories, both year-over-year and quarter-over-quarter Top 10 Deposit Relationships = $270.6 million (21.7% of total deposits) 4 of the Top 10 Relationships are with Directors and shareholders of the Company; $87.1 million, or ~32% of Top 10 total Average Portfolio Life of 4.10 Years Retail Time includes time deposits with balances less than $250,000 Jumbo Time includes time deposits with balances of $250,000 and greater Reconciliation in Appendix on page 31 Deposit Portfolio Composition Total: $1.25 billion Don’t forget to confirm Appendix page # 76.1% Core³ For the Three Months Ended March 31, 2017: Source: Rates and Avg. Balance on Page 100 of S-1; Total cost on page 126 of S-1; Comp on page F-3 of S-1

Attractive Net Interest Spread Note: 2017Q1 profitability metrics reflect annualized values for the quarter Source: Page 19 in S-1 Yield on Average Interest-Earning Assets Cost of Average Interest-Bearing Liabilities Net Interest Spread Net Interest Margin (FTE)

Outstanding Financial Performance Note: 2017Q1 profitability metrics reflect annualized values for the quarter Non-GAAP reconciliation in Appendix on page 30 for RBB’s calculation of core, or “adjusted,” earnings metrics Don’t forget to confirm Appendix page # Source: Page 19 in S-1 Core Return on Average Assets¹ Core Return on Average Tangible Common Equity¹ Efficiency Ratio (FTE) Noninterest Income / Average Assets

Well-Diversified Revenue Streams Refers to loans acquired in business combinations Refers to the value of the increase in cash surrender of life insurance Significant year-over-year noninterest income growth Increase in customer base Higher amount of loans being serviced Net decrease in recoveries on acquired loans SFR and SBA product offerings have further diversified the Bank’s revenue stream 2016 2017 Total: $1.4 million Total: $2.4 million Noninterest Income for the Three Months Ended March 31, Source: Page 74 in S-1

Strong Pro Forma Consolidated Capital Position Assumes gross proceeds of $48.5 million (2,107,756 primary shares at $23.00 per share), 6.0% underwriting spread, $1.3 million additional expenses and 0% risk-weighting on net proceeds Consists of 6.50% fixed-to-floating rate subordinated notes which qualify as Tier 2 capital and which were issued in March 2016 and raised proceeds of $49.4 million Consists of subordinated debentures issued by the companies RBB acquired to a statutory trust which then issued trust preferred securities to the public; amount shown reflects a discount of $1.8 million to the aggregate principal balance of $5.2 million as a result of purchase accounting adjustments Non-GAAP reconciliation in Appendix on page 29 4.00% 7.00% 8.50% 10.50% Pro Forma Consolidated Capital Ratios Pro Forma Consolidated Capitalization Table Don’t forget to confirm Appendix page # Source: Pages 18-20, 51, F-28 in S-1

High-performing community bank with defined and proven strategy to grow both organically and through acquisitions High level of insider ownership and deposit concentration aligns interest with investors Experienced management team and Board of Directors with demonstrated industry knowledge, regulatory relationships, lending expertise and community involvement Niche markets with concentration on Asian Americans Products structured to address the needs of underserved individuals and businesses within those markets Significant opportunities for future acquisitions across the U.S. Conservative risk profile with focused and diversified lending strategy and asset sensitive balance sheet Sound asset quality from conservative credit culture and strict underwriting standards Asset sensitive balance sheet benefits strongly from rising interest rates Track record of attractive profitability Diversified revenue with four lending products spread across multiple industries, geographies, and demographics Substantial noninterest income growth Existing infrastructure supports bank growth Investment Highlights

Appendix

Recent Developments

Quarterly Earnings	Q2 2017[1]	Q1 2017	Q2 2016	Comparison to Prior Quarters:
Net Income[2]	$8.3 mm to $8.6 mm	$5.5 mm	$5.2 mm	• <u>Compared to Q1 2017</u>: – *Increased noninterest income* – *Decreased noninterest expense* • <u>Compared to Q2 2016</u>: – *Increase in SBA loan sales (~$23.1 mm in Q2 2017 vs. $7.5 mm in Q2 2016)* – *Decrease in SFR loan sales (~$37.7 mm in Q2 2017 vs. $70.2 mm in Q2 2016)* – *Increased service charges* – *Decreased expenses associated with TomatoBank merger*
Basic EPS	$0.67	$0.43	$0.40	
Diluted EPS	$0.62	$0.40	$0.38	

Balance Sheet Position	2017	2016		Increase as of Q2 2017 Result of:
	June 30[1]	December 31	June 30	
Total Assets	~$1.5 bn	$1.4 bn	$1.4 bn	
Loans, Net Unearned Income	~$1.2 bn	$1.1 bn	$1.2 bn	*Normal loan growth*
Mortgage Loans HFS	~$83.3 mm	$44.3 mm	$46.5 mm	*Higher originations of SFR loans HFS*
Securities	~$46.4 mm	$45.5 mm	$36.3 mm	*Normal investment activity*
Total Deposits	~$1.3 bn	$1.2 bn	$1.2 bn	*Increases in all deposit types*
Noninterest-Bearing Deposits	~$215.7 mm	$174.3 mm	$155.2 mm	*Marketing efforts by branches/branch management*
Borrowings	~$52.8 mm	$52.7 mm	$52.6 mm	
Shareholders' Equity	~$192.5 mm	$181.6 mm	$170.5 mm	

(1) Estimated amounts per RBB management
(2) Q2 2017 estimated net income includes an ~$4.2 million (after-tax effect of ~$2.5 million) recapture of a provision for loan losses, reflecting both the receipt of a guaranteed payment on a previously charged-off SBA 7A guaranteed loan of $629,000 in May 2017 and the receipt of $3.6 million in July 2017 pursuant to a SBA loan guaranty that RBB previously fully provided for in the allowance for loan losses; excluding these payments, net income for Q2 2017 is estimated to range between $5.9 million and $6.2 million

RBB Bancorp 皇佳商業金控 25

Board of Directors Yee Phong (Alan) Thian Chairman of the Board Chairman, President and CEO of the Company and the Bank since the Bank began operations in 2008 Peter M. Chang President of Yao Yang Enterprises LLC, which purchases and exports waste paper Wendell Chen CEO of US Development LLC, a real estate development firm, since 2015 CEO and Managing Partner of Vanetti, Inc. from 2006 to 2015 Pei-Chin Huang Co-founder and President of Trendware International Inc., a Torrance-based manufacturer of computer networking equipment James W. Kao, Ph.D. Long and distinguished career at Philip Morris, USA in the research and development department Ruey Chyr Kao, MD Retired in 2002 after 30 years as an obstetrician-gynecologist Real estate developer and investor; ownership of six hotels for the past 15 years Chie-Min (Christopher) Koo President and Founder of Christopher Koo Accountancy, an accounting and tax service in the City of Industry Christopher Lin, Ph.D. President and Chairman of three separate specialty real estate firms: Forte Resources, Inc., Sonnycal Development Company and Linkage Financial Group, Inc. Feng Lin President and CFO of Arche Investments, LLC, a real estate development firm Regional Director of Harmony Bioscience Inc. Ko-Yen Lin Real estate investor who previously served as a Commissioner of Overseas Affairs for the Government of Taiwan Director of United National Bank from 1982 to 1985 and General Bank from 1986 to 2003 Senior Advisory Board member of Cathay Bank from 2003 to 2007 Paul Lin Founder and CEO of Dill Spot, LLC Named one of Inc. Magazine’s Top 10 Asian Entrepreneurs in 2010 Fui Ming Thian Worked in the real estate management business for over 30 years Responsible for operating and accounting for multiple apartment complexes

Investment Portfolio Composition as of March 31, 2017 Comprised of corporate note securities and financial institution subordinated debentures Book value for AFS securities is equal to fair market value; book value for HTM securities is equal to amortized cost Annualized for the three months ended March 31, 2017 Total Investment Securities: $45.4 million 3% of Total Assets Investment Portfolio Credit Ratings Average Yield³ of 2.6% Investment Portfolio Composition Source: Composition on page 96 of S-1; Yields on page 97 of S-1; Credit Ratings on page 98 of S-1

Interest Rate Risk Analysis Assumes March 31, 2017 reported financial information % Change in Net Interest Income¹ Source: Page 106 in S-1

Some of the financial measures included in this presentation are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include “tangible common equity to tangible assets,” “tangible book value per share,” and “return on average tangible common equity.” Our management uses these non-GAAP financial measures in its analysis of our performance. The following table reconciles shareholders’ equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets, calculates our tangible book value per share, and reconciles return on average tangible common equity to its most comparable GAAP measure: Non-GAAP Reconciliation: Tangible Common Equity and Tangible Assets Source: Pages 56 and 57 in S-1

Some of the financial measures included in this presentation are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include “adjusted earnings,” “adjusted diluted earnings per share,” “adjusted return on average assets,” and “adjusted return on average tangible common equity.” Management uses the measure adjusted earnings to assess the performance of our core business and the strength of our capital position. We believe that this non-GAAP financial measure provides meaningful additional information about us to assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity to their most comparable GAAP measures: Non-GAAP Reconciliation (continued): Adjusted Earnings Metrics Source: Page 57 in S-1

Some of the financial measures included in this prospectus differ from those reported on the FRB Y-9(c) report. These financial measures include “core deposits to total deposits.” Our management uses this financial measure in its analysis of our performance. The Bank measures core deposits by reviewing all relationships over $250,000 on a quarterly basis. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base. The following table reconciles the adjusted core deposit to total deposits: Regulatory Reporting to Financial Statements: Adjusted Core Deposits All demand and savings deposits of any amount plus time deposits less than $250,000 Time deposits to core customers over $250,000 as defined in the lead-in to the table above Comprised of internet and outside deposit originator time deposits less than $250,000 which are not considered to be core deposits Comprised of demand and savings deposits in relationships over $250,000 which are considered non-core deposits because they do not satisfy the definition of core deposits set forth in the lead-in to the table above Source: Page 59 in S-1

How We Measure Core Deposits Demand Deposits Savings Deposits Time Deposits < $250,000 Relationship with RBB Director or shareholder? Deposits within the Bank’s market area? Additional non-deposit services with the Bank? Electronic banking services with the Bank? Active demand deposit account with the Bank? Deposits at market interest rates? Relationship with the Bank have longevity? > $250,000? if yes, if yes, if yes, if yes, if yes, if yes, if yes, RBB reviews all deposits over $250K on a quarterly basis Core deposits are traditionally defined as all deposits less time deposits greater than $250K à The Bank measures core deposits as: Internet Deposits? Outside deposit originator? if yes, if yes, if yes, for at least three of the following: if yes, Source: “Study on Core Deposits and Brokered Deposits, Submitted to Congress pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, FDIC, July 8, 2011”: https://www.fdic.gov/regulations/reform/coredeposit-study.pdf